Mail Stop 3561

November 20, 2007

Eduardo Villegas Contte
Chief Financial Officer
Metrogas S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

      Re: Metrogas S.A.
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 27, 2007
              File No. 001-13442

Dear Mr. Villegas Contte:

      We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief